UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

The China Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169373107

(CUSIP Number)

Barry M. Olliff

c/o City of London Investment Management Company Limited

77 Gracechurch Street, London, UK EC3V 0AS

(610) 380-2110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Group PLC (CLIG), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,335,711
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,335,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%
14	TYPE OF REPORTING PERSON

HC

2

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,335,711
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,335,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

Julian Reid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

Richard A. Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 169373107

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

According to the voting results from the Issuer’s 2018 annual meeting of stockholders, which was scheduled for March 27, 2018, postponed to April 26, 2018 and further postponed to May 23, 2018, and after it commenced was then adjourned to August 29, 2018 (the “2018 Annual Meeting”), Julian Reid and Richard A. Silver were elected to the Issuer’s Board of Directors (the “Board”) at the 2018 Annual Meeting. Accordingly, Mr. Reid and Mr. Silver are no longer members of the Section 13(d) group and cease to be Reporting Persons. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the voting results from the 2018 Annual Meeting, Julian Reid and Richard A. Silver were elected to the Board at the 2018 Annual Meeting.

On June 22, 2018, the Issuer and CLIM reached a preliminary agreement related to several matters, including but not limited to the following:

•	the Issuer intends to withdraw the lawsuit that had been filed in the Federal Court in the Southern District of New York against CLIM and other defendants;
•	CLIM intends to withdraw the lawsuit that had been filed against the Issuer and other defendants in the Circuit Court of Baltimore County, Maryland;
•	the Board has agreed to enter into a comprehensive search for an investment manager at the earliest practicable date;
•	the Issuer has agreed to reimburse the legal costs incurred by CLIM up to $500,000, subject to the Issuer and CLIM requesting and obtaining such regulatory approval as necessary or required; and
•	a Committee of the Board and CLIM will meet to resolve all other outstanding matters including, but not limited to, the ultimate size and structure of the Issuer, a shareholder event such as a significant tender, and the adoption of enhanced Corporate Governance standards for the Board.

On June 22, 2018, the Issuer and CLIM issued a press release regarding the foregoing. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

6

CUSIP NO. 169373107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 22, 2018, the Issuer and CLIM reached a preliminary agreement related to several matters, as described in Item 4 above.

On June 26, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the remaining Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated June 22, 2018.
99.2	Joint Filing Agreement by and between City of London Investment Group PLC and City of London Investment Management Company Limited, dated June 26, 2018.

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CUSIP NO. 169373107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 26, 2018

City of London Investment Group PLC

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

City of London Investment Management Company Limited

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

/s/ Barry M. Olliff
Barry M. Olliff As attorney-in-fact for Julian Reid and Richard A. Silver

8